UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

NaaS Technology Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share
(Title of Class of Securities)

62955X102**
(CUSIP Number)

June 10, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Capital Market under the symbol “NAAS.” Each ADS represents ten Class A ordinary shares, par value US$0.01 per share (“ordinary shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102

1.	Names of Reporting Persons CICC Capital Operation Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 29,385,563 Class A ordinary shares(1)
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 29,385,563 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,385,563 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.95% (2)
12.	Type of Reporting Person CO

(1) Represents 29,385,563 Class A ordinary shares held of record by CICC (Changde) Emerging Industry Venture Capital Partnership L.P. (“CICC Changde”). CICC Capital Operation Co., Ltd. (“CICC Capital Operation”) acts as the general partner of CICC Changde. Therefore, CICC Capital Operation may be deemed to beneficially own the ordinary shares held by CICC Changde.

(2) Calculated based on 494,048,037 Class A ordinary shares, the equivalent of 49,404,804 ADS, issued and outstanding as of June 10, 2022.

CUSIP No. 62955X102

1.	Names of Reporting Persons CICC (Changde) Emerging Industry Venture Capital Partnership L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -
	6.	Shared Voting Power 29,385,563 Class A ordinary shares(1)
	7.	Sole Dispositive Power -
	8.	Shared Dispositive Power 29,385,563 Class A ordinary shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,385,563 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.95% (2)
12.	Type of Reporting Person PN

(1) See (1) above.

(2) See (2) above.

Item 1(a).	Name of Issuer:

NaaS Technology Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	CICC Capital Operation Co., Ltd. (“CICC Capital Operation”)

(2)	CICC (Changde) Emerging Industry Venture Capital Partnership L.P. (“CICC Changde”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.

Item 2(c).	Citizenship:

CICC Capital Operation – People’s Republic of China

CICC Changde – People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.01 per share

Item 2(e).	CUSIP Number:

CUSIP number 62955X102 has been assigned to the ADSs of the Issuer, each ADS representing ten Class A ordinary shares, par value US$0.01 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

Item 4(a) Amount beneficially owned:

(i) Represents 29,385,563 Class A ordinary shares held of record by CICC (Changde). CICC Capital Operation acts as the general partner of CICC Changde. Therefore, CICC Capital Operation may be deemed to beneficially own the ordinary shares held by CICC Changde.

Items 4(b) - (c):

The information required by Items 4(b) - (c) is set forth in Rows 5 to 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2022

CICC Capital Operation Co., Ltd.

By:	/seal/ CICC Capital Operation Co., Ltd. /s/ Junbao Shan
Name: Junbao Shan Title: Officer

CICC (Changde) Emerging Industry Venture Capital Partnership L.P.
By:	/seal/ CICC (Changde) Emerging Industry Venture Capital Partnership L.P. /s/ Yuanjiang Shen
Name: Yuanjiang Shen Title: Officer

[Signature page to Schedule 13G]

Exhibit Index

Exhibit	Description
99.1	Joint Filing Agreement, dated June 21, 2022, by and between CICC Capital Operation Co., Ltd. and CICC (Changde) Emerging Industry Venture Capital Partnership L.P.